

12012159

KW 3/10

AP
3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- *16444*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/11 _____ AND ENDING _____ 12/31/2011 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Rives, Leavell & Co.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
_____
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank Betts Hirn Wood, PLLC
_____
(Name – if individual, state last, first, middle name)

P.O. Box 16090	Jackson	MS	39211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

QL
3/14

OATH OR AFFIRMATION

I, __Roland Q. Leavell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rives, Leavell & Co.__ , as of __December 31__ , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

Kimley W. Ulrich
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010



EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010

CONTENTS



American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2011 and 2010 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 16, 2012

2

RIVES, LEAVELL & CO., INC.
Statements of Financial Condition
December 31, 2011 and 2010

ASSETS

	2011	2010
Cash and cash equivalents	$152,409	$139,828
Receivables	364,286	17,149
Prepaid expenses	27,410	48,005
Equipment and software, net of accumulated depreciation	35,435	82,753
Deferred income taxes	-	30,000
Total assets	$579,540	$317,735

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities:		
Accounts payable	$ 5,287	$ 2,686
Accrued expenses	44,194	14,119
Income taxes payable	12,000	-
Deferred income taxes	7,000	-
Total liabilities	68,481	16,805
Subordinated borrowings	200,000	200,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	425,100	425,100
Retained earnings (deficit)	(175,921)	(386,050)
Total stockholder's equity	311,059	100,930
Total liabilities and stockholder's equity	$579,540	$317,735

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Income (Loss)
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Service fees	$ 754,741	$ 820,274
Commissions and brokerage	601,890	554,003
When issued savings	298,738	28,833
Broker service fees	26,748	72,631
Other	22,736	20,271
Total revenues	1,704,853	1,496,012
Expenses:		
Salaries	586,096	645,085
Advertising	7,320	6,237
Business development	23,879	25,065
Commissions	207,055	291,845
Depreciation	28,826	39,301
Dues and subscriptions	30,720	32,662
Employee benefits	15,985	30,575
Insurance	86,676	84,886
Interest	11,658	11,658
Office and miscellaneous	103,671	110,418
Postage and freight	13,224	20,899
Payroll taxes	52,862	59,130
Printing costs	11,885	17,779
Professional fees	64,630	45,869
Rent	126,940	117,655
Taxes - other than payroll	8,296	10,962
Telephone	20,531	13,326
Travel	45,470	38,880
Total expenses	1,445,724	1,602,232
Net income (loss) from operations before income tax expense (benefit)	259,129	(106,220)
Income tax expense (benefit)	49,000	(29,000)
Net income (loss)	$ 210,129	$ (77,220)

RIVES, LEAVELL & CO., INC.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	2011	2010
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during the year	-	-
Balance, end of the year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	425,100	425,100
Changes during year	-	-
Balance, end of the year	425,100	425,100
Retained earnings (deficit):		
Balance, beginning of the year	(386,050)	(308,830)
Net income (loss) for year	210,129	(77,220)
Balance, end of year	(175,921)	(386,050)
Total stockholder's equity	$ 311,059	$ 100,930

RIVES, LEAVELL & CO., INC.
Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from (used for) operating activities:		
Net income (loss)	$ 210,129	$ (77,220)
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items:		
Depreciation expense	28,826	39,301
Gain on sale of fixed assets	(1,532)	-
Deferred income taxes	37,000	(29,000)
Changes in assets and liabilities during the year:		
(Increase) decrease in receivables	(347,137)	25,810
(Increase) decrease in prepaid expenses	20,595	(22,587)
Increase in accounts payable	2,600	2,309
Increase in accrued expenses	30,075	405
Increase in income taxes payable	12,000	-
Cash flows used for operating activities	(7,444)	(60,982)
Cash flows used for investing activities:		
Cash paid for purchases of equipment and software	(7,175)	(28,622)
Proceeds from sale of fixed assets	27,200	19,500
Cash flows from (used for) financing activities	20,025	(9,122)
Net increase (decrease) in cash	12,581	(70,104) .
Cash and cash equivalents, beginning of year	139,828	209,932
Cash and cash equivalents, end of year	$ 152,409	$ 139,828
Supplemental disclosures:		
Interest paid during the year	$ 11,658	$ 11,658
Income tax paid (received) during the year	$ -	$ -

RIVES, LEAVELL & CO., INC.
Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2011 and 2010

	2011	2010
Subordinated borrowings, beginning of year	$ 200,000	$ 200,000
Changes during year	-	-
Subordinated borrowings, end of year	$ 200,000	$ 200,000

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2011 and 2010

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2011 and 2010.

Organization, nature of business and market concentrations:
The Company was incorporated in 1971, to engage in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-eight states.

Recognition of revenues and expenses and basis of presentation:
The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

Additionally, Rives, Leavell & Co., Inc. earns service fee revenue from church underwriting activities related to "when issued savings". Such revenue is derived from church assignments of a portion of sinking fund payments, which have been or will be accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates that accumulate in excess of debt service requirements due to bondholders. This revenue is related to bonds issued to investors subsequent to the date-of-closing issuance dates.

The Company maintains allowances for potential credit losses based upon management's experience and an evaluation of the respective church bond issues for which the receivables relate. As of December 31, 2011 and 2010, management has determined that no allowances or provision should be made for losses on its receivables.

Equipment and software and depreciation:
Equipment and software is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

8

Note 1 - Summary of significant accounting policies (Continued):

At times throughout the year, the Company maintains cash in its accounts at one Federally-insured financial institution. At December 31, 2011 (and through December 31, 2012) all noninterest-bearing transaction accounts are fully insured by the Federal Deposit Insurance Corporation; interest-bearing accounts are insured up to $250,000. At December 31, 2011, all cash held by the Company was fully insured.

Financial instruments:

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements included cash and cash equivalents and accounts receivable. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of such instruments.

Profit-sharing plan:

The Company has a 401k plan covering full-time employees with six months of eligibility service. The Plan provides for employee elective deferrals up to the maximum amount allowed by the Internal Revenue Service, which, for 2010 and 2011, is the greater of 100% of covered compensation or $16,500 ($22,000 if over age 50). The Company employer match is discretionary; during 2011, the Company matched 4 percent of employee deferrals, the aggregate of which amounted to $12,863 ($26,950 in 2010). The Company match contribution vests with employees over a six year period of tenured service with the Company.

Income taxes:

The Company files income tax returns in the U.S. Federal jurisdiction, and in various state jurisdictions. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

The Company recognizes and measures its unrecognized tax benefits in accordance with *FASB ASC 740, Income Taxes*. The standard requires the recognition and measurement of uncertain tax position taken or expected to be taken by the Company in income tax issues. The Company evaluated its uncertain tax positions and determined that it does not have any liability that would be accrued upon application of the standard due to its current tax status as described in the previous paragraph.

Although the Company had no accruals for penalties or interest at December 31, 2011 and 2010, the policy of recognizing interest accrued related to unrecognized tax benefits is to include them in operating expenses.

Certain items, such as depreciation, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1 - Summary of significant accounting policies (Continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 – Receivables:

The Company's unsecured receivables, from various revenue-producing activities, are comprised of the following:

	December 31	
	2011	2010
When issued savings	$219,693	$5,786
Fiscal advisory fees	109,608	-
Brokerage and commissions	33,323	9,928
Other	1,663	1,435
Receivables	$364,286	$17,149

Note 3 – Equipment and software:

Equipment and software is comprised of the following:

	Estimated Useful Life	December 31	
		2011	2010
Office equipment	5-7 years	$465,698	$459,099
Software	5 years	168,984	168,984
Vehicle	7 years	-	28,624
		634,682	656,707
Less accumulated depreciation		(599,247)	(573,954)
Equipment and software, net		$ 35,435	$ 82,753

Note 3 – Equipment and software (Continued):

Depreciation expense amounted to $28,826 for the year ended December 31, 2011 ($39,301 for 2010).

Note 4 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31	
	2011	2010
Current provision/benefit:		
Federal	$ 9,500	$ -
State	2,500	-
Deferred	37,000	(29,000)
Income tax expense (benefit)	$ 49,000	$ (29,000)

A reconciliation of income taxes at statutory rates to income tax expense (benefit) follows:

	Year Ended December 31	
	2011	2010
Federal income taxes (benefit) at 34% maximum statutory rates	$ 88,100	$ (36,100)
Effects of permanent differences	-	1,000
Effects of Federal wage tax credits	(18,200)	-
Effects of State income taxes	2,500	-
Effect of different Federal income tax brackets and other items	(23,400)	6,100
Income tax expense (benefit)	$ 49,000	$ (29,000)

Note 4 - Income taxes (Continued):

The deferred income tax asset (liability) consists of the following components:

	December 31	
	2011	2010
Depreciation	$ (7,000)	$ (16,500)
Net operating loss carryforward	-	46,500
	$ (7,000)	$ 30,000

Note 5 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2011, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 32.12 percent. Its net capital was $191,382.

At December 31, 2011, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

Note 6 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2011 and 2010 were served by Reliance Trust Company under the agreement.

Under the agreement, the Company provides administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 7 - Operating leases:

The Company leases its office space under terms of a lease agreement with Partners III, LLC, an entity owned by the shareholder of the Company. The 36 month lease was effective June 1, 2010, and provides for monthly payments of $10,509. Rent expense amounted to $126,940 during the year ended December 31, 2011 ($117,655 during the year ended December 31, 2010).

Note 7 - Operating leases (Continued):

Additionally, the Company leased certain office equipment during 2011 and 2010. The amounts, included in office expense, amounted to $21,811 and $20,813 for 2011 and 2010, respectively. Future minimum rentals under the office equipment leases amount to the following for the years ending December 31:

2012	$ 24,225
2013	$ 15,915
2014	$ 9,595
2015	$ 7,948
2016	$ 6,623

Note 8 – Subordinated borrowings:

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2011. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes are due on September 1, 2016, and bear interest at a rate of prime plus 2.5 percent (5.75 percent at December 31, 2011).

Note 9 – Subsequent events:

Subsequent events have been evaluated through February 16, 2012, which is the date financial statements were available to be issued.

SUPPLEMENTARY INFORMATION



American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the financial statements of Rives, Leavell & Co., Inc. as of and for the years ended 2011 and 2010, and have issued our report dated February 16, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 16, 2012

RIVES, LEAVELL & CO., INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2011

Net capital

Total stockholder's equity	$ 311,059
Additions:	
Subordinated borrowings	200,000
	511,059
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(35,435)
Prepaid expenses	(27,410)
Receivables:	
When issued savings	(219,693)
Fiscal advisory fees receivable	(109,608)
Accounts receivable	(1,662)
	(393,808)
Other additions and/or allowable credits	76,561
Net capital before haircuts on security positions	193,812
Haircuts on security positions	(2,430)
Net capital	$ 191,382

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 5,287
Accrued expenses	44,194
Income taxes payable	12,000
	$ 61,481

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 186,382

Ratio of aggregate indebtedness to net capital	32.12%
Debt to debt-equity ratio	0.00%

RIVES, LEAVELL & CO., INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2011

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2011 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

RIVES, LEAVELL & CO., INC.
Customer Protection Reserve Requirement
December 31, 2011

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.



American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

18

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 16, 2012.

The Company's limited accounting staff's size does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 16, 2012



American Institute of
Certified Public Accountants

Mississippi Society of
Certified Public Accountants

An Independent Member of
CPA Associates International, Inc.,
A Worldwide Association of Accounting Firms

EUBANK BETTS

Eubank, Betts, Hirn, Wood, PLLC

A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100
Jackson, MS 39211

Post Office Box 16090
Jackson, MS 39236-6090

Phone: 601-987-4300
Fax: 601-987-4314

www.eubankbetts.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEUDRES
RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Rives Leavell & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Rives Leavell & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). Rives Leavell & Company, Inc.'s management is responsible for Rives Leavell & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cancelled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

EUBANK BETTS HIRN WOOD, PLLC

Jackson, Mississippi
February 16, 2012

RIVES, LEAVELL & CO., INC.
Assessments and Payments to Securities Investor
Protection Corporation (Form SIPC-7T)
_____

Total revenue (FOCUS line 12/Part IIA):

January 1, 2011 through December 31, 2011	$1,703,323
Less deduction – interest expense	(11,658)
SIPC net operating revenue	$1,691,665
General assessment at .0025	$ 4,229

Less payments:

July 21, 2011	(1,744)
February 9, 2012	(2,485)
Balance due	$ -